UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Segment Disclosure

During the first quarter of the fiscal year ending September 30, 2025, Birkenstock Holding plc (the “Company”) and together with its subsidiaries, "BIRKENSTOCK", has changed the structure of its internal organization due to operational advantages and complementary benefits between the regions in which it operates, which has resulted in changes to the Company’s operating and reportable segments.

Prior to this change, the Company had four operating segments based on its regional hubs: Americas; Europe; Asia, the South Pacific and Australia (“ASPA”); and the Middle East, Africa and India (“MEAI”). These operating segments were reported as three reportable segments: Americas; Europe; and Asia Pacific, Middle East, Africa (“APMA”).

From the first quarter of the fiscal year ending September 30, 2025, the Company has merged the Middle East and Africa regions (previously within MEAI) with the Europe operating segment to create a new operating segment referred to as Europe, Middle East, and Africa (“EMEA”). The India region (previously within MEAI) has been merged with the ASPA operating segment to create a new operating segment referred to as Asia-Pacific (“APAC”). As a result, the MEAI operating segment ceased to exist. No changes were made to the composition of the Americas operating segment.

Following these changes, the Company’s three new operating and reportable segments going forward are:

(1)
Americas,
(2)
EMEA, and
(3)
APAC.

The Company is furnishing this Form 6-K to provide investors with recast segment summary historical financial information and segment historical data that is consistent with its new reportable segments. The segments follow the accounting principles described in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024. The schedules in Exhibit 99.1 furnished with this Form 6-K provide recast unaudited summary financial information and other data according to the new reportable segments for the previously reported fiscal years ended September 30, 2024 and 2023, and the previously reported quarterly financial information for the quarterly periods included in the fiscal year ended September 30, 2024.

In every region the Company believes in teams on the ground, close to its fans and partners. In the newly created EMEA segment, the Company intends to build a strong segment respecting the cultural diversity and business dynamics of all markets in the EMEA region. In Europe, known to be a complex market, BIRKENSTOCK considers diversity as a key driver of its growth strategy. Deepening the Company’s connection with its teams in Middle East and Africa ("MEA") is expected to further drive growth in the region. With regards to the newly created APAC segment, BIRKENSTOCK believes that the new structure with the two most populous countries in the world - China and India – under one roof, better reflects the growth dynamics of its largest white space region. The new structure is expected to improve alignment between its operational local teams and management.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing. The information furnished in this Form 6-K should be read in conjunction with the Company’s previously filed SEC reports and is presented for informational purposes only. This information in no way amends or restates the Company’s previously reported consolidated statements for any period. In this regard, none of the information furnished in this Form 6-K changes the Company’s previously reported total assets, total equity and liabilities or earnings per share, and the information does not reflect any subsequent information or events, other than as required to reflect the changes in reportable segments as described above.

Exhibit Index

Exhibit Number	Description
99.1	Recast Segment Information of Birkenstock Holding plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: January 16, 2025	By:/s/ Ruth Kennedy_____________
Name: Ruth Kennedy
Title: Director